Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-43573

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 15, 1998)

                                 288,288 Shares

                          Hospitality Properties Trust
                      Common Shares of Beneficial Interest


         Hospitality Properties Trust (the "Company" or "HPT") is a real estate investment trust (a "REIT"), which owns hotels and leases them to unaffiliated tenants. Upon completion of pending acquisitions, HPT will own 135 hotels with 18,497 rooms or suites located in 35 states. The Company's common shares of beneficial interest (the "Shares") offered hereby (the "Offering") are being issued and sold by the Company. The Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "HPT." On February 24, 1998 the last reported sale price for the Shares on the NYSE was $34.6875 per Share.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                        Underwriting Discounts
                                                      Price to Public   and Commissions (1)      Proceeds to Company (2)
Per Share...........................................  $34.6875               $1.5609                  $33.1266
Total...............................................  $9,999,990.00          $449.999.55              $9,549,990.45

(1)  The Company has agreed to indemnify the Underwriter  against certain  liabilities,  including  liabilities under the
     Securities Act of 1933.
(2)  Before deducting expenses payable by the Company estimated at $100,000.

                            ------------------------

      The Shares offered hereby are offered by Legg Mason Wood Walker, Incorporated (the "Underwriter") subject to prior sale, when, as and if accepted by the Underwriter and subject to certain conditions. It is expected that delivery of the Shares will be made on or about February 27, 1998, at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland.

                            ------------------------

                             Legg Mason Wood Walker
                                  Incorporated

February 24, 1998

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITER MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   THE COMPANY

      The Company is a REIT which acquires, owns and leases hotels to unaffiliated hotel operators. The Company is organized as a Maryland real estate investment trust; its principal place of business is at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 964-8389.

                               RECENT DEVELOPMENTS

      From January 1, 1997 through the date hereof, the Company has engaged in the following significant activities.

Investments

      Wyndham(R) Salt Lake City Hotel (381 rooms; $44.0 million). In January 1997 the Company purchased a full service hotel in Salt Lake City, Utah for $44.0 million. This hotel is located adjacent to the Salt Lake City Salt Palace Convention Center and contains 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges. This hotel was previously operated as a Doubletree(R) hotel, but upon acquisition the Company leased it to a subsidiary of Wyndham Hotel Corporation ("Wyndham") for an initial term ending in 2012 plus renewal options. In 1998, the Company provided $3.3 million to Wyndham for renovations to this hotel. The minimum rent payable to the Company for this hotel is $4.7 million per year. This lease also requires percentage rent based upon increases in gross revenues at the hotel and a deposit of 5% of gross hotel revenues into escrow to fund periodic renovations (a "FF&E Reserve"). The lease obligations due the Company are secured by a $4.7 million security deposit. Because this hotel is being repositioned by Wyndham and the purchase price did not meet the Company's underwriting criteria based upon historical operating results, the Company required Wyndham to guarantee the lease obligations up to a specified amount until a negotiated ratio of cash flow coverage of rent is achieved from the operations of the hotel. This guaranty is secured by a cash deposit. Also, the lease permits the Company to subject this lease to cross default and all or none renewal options with leases for 11 other Company-owned hotels leased to another subsidiary of Wyndham.

      Fourteen Marriott(R) Hotels (1,819 rooms; $149 million). In March 1997 the Company agreed to acquire 10 Residence Inn by Marriott(R) hotels (1,276 suites) and four Courtyard by Marriott(R) hotels (543 rooms) for $149 million from Marriott International, Inc. ("Marriott"). Marriott is a publicly owned company listed on the NYSE under the symbol "MAR." All of these hotels were developed by Marriott and are less than two years old. The Company purchased these hotels in 1997 as they opened and leased them to a subsidiary of Marriott through 2014 plus renewal options. The annual minimum rent payable under these leases is $14.9 million. The leases require percentage rents beginning after operations of these hotels are stabilized as well as FF&E Reserve escrows. The leases for all 14 of these hotels are subject to cross default and all or none renewal options. A security deposit equal to one year's minimum rent ($14.9 million) secures the lease obligations to the Company. In addition, Marriott has guaranteed the lease payments until operations of these hotels are stabilized and cover the minimum rent according to a formula negotiated between the Company and Marriott.

      Nine Marriott(R) Hotels (1,336 rooms; $129 million). In September 1997 the Company agreed to acquire from Marriott six Courtyard by Marriott(R) hotels (829 rooms) and three Residence Inn by Marriott(R) hotels (507 suites) for $129 million. These hotels are being leased to a separate subsidiary of Marriott through 2012 plus renewal options. The terms of these acquisitions and leases are substantially similar to the terms described above for the 14 Marriott(R) hotels acquired and leased by the Company. The purchase price and minimum rent per room for these hotels are higher than the purchase prices and rents for other Marriott hotels previously acquired by the Company because several of these hotels are in higher cost urban locations. As of the date hereof, three of these hotels have been acquired; the remaining six are expected to be acquired periodically during the remainder of 1998.

      Fourteen Sumner Suites(R) Hotels (1,641 suites; $140 million). In November 1997 the Company acquired 14 Sumner Suites(R) hotels (1,641 suites) for $140 million from ShoLodge, Inc. ("ShoLodge"). ShoLodge is a public company listed on The Nasdaq National Market under the symbol "LODG." Sumner Suites(R) is a proprietary brand of all suite hotels owned by ShoLodge. Thirteen of these hotels were developed by ShoLodge within the past two years and the remaining hotel is being substantially renovated at this time. Simultaneous with their acquisition all of these hotels were leased to a subsidiary of ShoLodge for an initial term ending in 2008 plus renewal options. The lease requires annual minimum rent of $14.0 million plus percentage rent and FF&E Reserve escrows. The lease provides that all 14 hotels are subject to cross default and all or none renewal options. The lease requires a $14.0 million security deposit. In addition, the lease obligations are guaranteed up to a specified amount by ShoLodge until a negotiated ratio of cash flow coverage of rent is achieved from the operations of these hotels; this guaranty is secured by a cash deposit.

      Fifteen Candlewood(R) Hotels (1,592 suites; $100 million). In November 1997 the Company agreed to acquire 15 Candlewood(R) hotels for $100 million from Candlewood Hotel Company, Inc. ("Candlewood"). Candlewood is a publicly owned company listed on The Nasdaq National Market under the symbol "CNDL." Candlewood(R) hotels are extended stay hotels developed by Candlewood. As these hotels are acquired they are leased to a subsidiary of Candlewood for an initial term ending in 2011 plus renewal options. The lease requires annual minimum rent equal to 10% of the purchase prices paid (totaling $10.0 million per year when all 15 hotels are acquired) plus percentage rent and FF&E Reserve escrows. Security deposits equal to one year's minimum rent totaling $10.0 million are required. Candlewood guarantees the lease obligations to the Company until a negotiated ratio of operating cash flow coverage of rent is achieved from the operations of these hotels; this guaranty is secured by a cash deposit. As of the date hereof, ten of these hotels have been acquired and leased; the remaining five of these hotels are expected to be acquired before March 31, 1998.

Financing

      Equity Offerings. In December 1997, the Company issued 12,000,000 Shares in a public offering. The gross proceeds of the offering were approximately $397 million ($33.0625 per share), and the net proceeds to the Company were approximately $376 million. The proceeds from this offering of Shares were used to repay all amounts then outstanding under the Company's revolving credit facility, to purchase certain hotels and for general business purposes.

      In February 1998, the Company issued 429,712 Shares through a unit investment trust arrangement established by an investment bank. The gross proceeds of the offering were approximately $14.8 million ($34.50 per share), and the net proceeds to the Company were approximately $14.0 million. The net proceeds of this Shares offering will be used for acquisition of additional hotels and for general business purposes. Also in February 1998, the Company issued 1,428,571 Shares through a unit investment trust arrangement established by an investment bank. The gross proceeds of the offering were approximately $50 million ($35.00 per share), and the net proceeds to the Company were approximately $47.4 million. The net proceeds of this Shares offering will be used for acquisition of additional hotels and for general business purposes.

      Debt Offering. On February 20, 1998, the Company agreed to sell an aggregate of $150 million of 7.00% Senior Notes due 2008 at a price to the public of 99.820% in an offering registered pursuant to the Securities Act of 1933, as amended. Subject to the terms and conditions of the underwriting agreement, the Company expects such offering to close on February 25, 1998, and expects that its net proceeds from such offering, after payment of the Company's expenses, will be $148,755,000. The Company expects to use the net proceeds of such offering to repay all of the Company's floating rate secured indebtedness and for general business purposes. There can be no assurance that the offering described above will be consummated. The consummation of this Offering is not contingent upon the consummation of the offering described in this paragraph, and the consummation of such offering is not contingent upon the consummation of this Offering.

      Credit Facilities. The Company has a revolving line of credit with DLJ Mortgage Capital, Inc. ("DLJMC") for $200 million which is secured by mortgages on certain hotels owned by the Company (the "DLJMC Credit Facility"). As of the date hereof, no amounts are outstanding under the DLJMC Credit Facility.

      The Company has had discussions with several banks concerning the possibility of replacing the DLJMC Credit Facility. After completion of this Offering, the Company expects to conclude discussions and to enter a new unsecured revolving line of credit with a syndicate of banks for at least $250 million and terminate the DLJMC Credit Facility. No assurance can be given that this new credit facility will be available to the Company on acceptable terms.

Other Matters

      Wyndham Merger. The Company currently owns 12 hotels leased to subsidiaries of Wyndham. In January 1998 Wyndham merged with Patriot American Hospitality, Inc. ("PAH"), a publicly owned company listed on the NYSE under the symbol "PAH." The Company believes that this merger as consummated, absent consent from the Company, violated certain of the Wyndham lease terms. For the period from the date of the consummation of the merger through February 13, 1998, the Company and Wyndham agreed to a standstill arrangement so that the Wyndham/PAH merger might be consummated while the terms of the Company's consent were being documented and certain required third party consents were being obtained. Effective February 13, 1998, the Company and Wyndham completed their documentation, all consents were obtained from third parties and the Company consented to the Wyndham/PAH merger. The terms of the Company's consent included payment to the Company of a consent fee and a contingent increase in percentage rent to the Company.

      Marriott Spin Off and Merger. The Company currently owns or has agreements to acquire 23 hotels which are or will be leased to Marriott subsidiaries. Certain obligations due to the Company under these purchase contracts and leases are guaranteed by Marriott. In October 1997 Marriott announced a plan to dividend to its shareholders a new company which will own and operate Marriott's lodging and senior living businesses and to merge the remaining company with Sodexho SA. As a result of this spin off and merger the current guarantor of the obligations due to the Company would have a negative net worth and its obligations are not expected to be investment grade rated. Upon learning of this planned transaction the Company entered negotiations with Marriott and, as a result of those negotiations, an agreement was entered into effective upon consummation of the Marriott spin off and merger transaction. This agreement required that the spin off entity created by Marriott assume the guaranty obligations to the Company. Subsidiaries of the spin off entity have also become managers of the 94 hotels which are currently managed by subsidiaries of Marriott. The new spin off entity is expected to be investment grade rated.

                                 USE OF PROCEEDS

      The net proceeds to the Company from the sale of the Shares offered hereby, after payment of expenses related to this offering, will be approximately $9.4 million. The net proceeds are expected to be used to purchase hotels and for other general business purposes. Until the proceeds of this Offering are used, they will be deposited in interest-bearing accounts or invested in short-term securities, including securities which may not be investment grade rated.

                         FEDERAL INCOME TAX CONSEQUENCES

      The following description of certain changes to federal income tax matters relating to the Company is intended to supplement, and is qualified in its entirety by reference to, the more detailed description of certain federal income tax matters contained in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996 (the "Annual Report"), which is incorporated in this Prospectus Supplement and the accompanying Prospectus by reference.

      The Taxpayer Relief Act of 1997 liberalized certain of the requirements for qualifying and operating as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). These amendments apply to the Company for its taxable year commencing January 1, 1998, but are not expected to alter significantly either the Company's operations or its continued federal tax qualification and taxation as a REIT. In comparison to the rules and requirements in effect for the Company's 1997 taxable year (as discussed in the Annual Report in the section captioned "Taxation of the Company"), the amendments, inter alia: (i) eliminate REIT disqualification as the sanction for failing to solicit certain shareholder ownership statements and instead impose a penalty of $25,000 ($50,000 for intentional violations), and permit a REIT that solicits necessary shareholder ownership statements and otherwise exercises reasonable due diligence to rely on its actual knowledge for purposes of satisfying the requirement that at no time during the last half of its taxable year was more than 50% in value of its outstanding shares owned directly or indirectly by five or fewer individuals; (ii) repeal the requirement that less than 30% of a REIT's gross income be derived from sales or dispositions of certain short-term property; (iii) treat income from a larger class of hedging instruments as qualifying income for purposes of the 95% gross income requirement; (iv) permit a REIT to receive de minimis amounts of otherwise impermissible service income from tenants, and nevertheless have the rental income from such tenants qualify as rents from real property for purposes of the 75% and 95% gross income requirements; and (v) permit a REIT to retain and pay income tax on net long term capital gain, and without an actual distribution thereof, pass through to its shareholders such gain and a refundable credit for such taxes paid.

      Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on dividends paid to a non-U.S. shareholder, generally effective with respect to dividends paid after December 31, 1998. Under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. shareholder generally will be required to provide an Internal Revenue Service Form W-8 certifying such non-U.S. shareholder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those holding an interest in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. shareholders and, among other things, provide certain presumptions under which a non-U.S. shareholder is subject to backup withholding and information reporting until the Company receives certification from such shareholder of its non-U.S. status. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Shares.

                                  UNDERWRITING

      Subject to the terms and conditions contained in an Underwriting Agreement dated February 24, 1998 (the "Underwriting Agreement"), between the Company and the Underwriter, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, 288,288 Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Shares is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the Shares offered hereby if any Shares are purchased.

      The Underwriter intends to deposit the Shares offered hereby with the trustee of Legg Mason REIT Trust, February 1998 Series (the "Trust"), a registered unit investment trust under the Investment Company Act of 1940, as amended, in exchange for units of the Trust. If all of the Shares so deposited are valued at the last reported sale price for the Shares on the NYSE on February 24, 1998, the aggregate underwriting commissions would be $449,999.55. The Underwriter is acting as sponsor and depositor of the Trust, and is therefore considered an affiliate of the Trust.

      In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

      Until the distribution of the Shares offered hereby is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase Shares. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Shares. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this offering.

      If the Underwriter creates a short position in the Shares in connection with this offering, i.e., if it sells more Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Shares in the open market.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      In the ordinary course of business, the Underwriter may from time to time provide investment banking, financial advisory and commercial banking services to the Company and its affiliates for which customary compensation will be received.

                                  LEGAL MATTERS

      Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and will be passed upon for the Underwriter by Hunton & Williams, Richmond, Virginia. Sullivan & Worcester LLP and Hunton & Williams will rely, as to certain matters of Maryland law, upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of Health and Retirement Properties Trust ("HRP") and director and a 50% owner of REIT Management & Research, Inc. ("Advisors"), the investment advisor to the Company. Sullivan & Worcester LLP represents HRP, Advisors and certain of their affiliates on various matters.

                                     EXPERTS

      In addition to the matters referred to in the accompanying Prospectus under the caption "Experts," the consolidated financial statements and related schedule of the Company for the years ended December 31, 1997, 1996 and 1995 appearing in the Company's Current Report on Form 8-K dated February 11, 1998 and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      In addition to the documents incorporated by reference or deemed incorporated by reference in the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the Company's Current Reports on Form 8-K dated February 11, 1998, February 12, 1998, February 13, 1998, February 18, 1998, February 20, 1998 and February 24, 1998, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

      The Company hereby undertakes to provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 964-8389.

                           FORWARD-LOOKING STATEMENTS

      THIS  PROSPECTUS  SUPPLEMENT  CONTAINS  FORWARD-LOOKING  STATEMENTS.  SUCH
STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF.

                             ----------------------

      THE DECLARATION OF TRUST OF THE COMPANY, AMENDED AND RESTATED ON AUGUST 21, 1995, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HOSPITALITY PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER,
SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement and Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or solicitation of an offer to buy, Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.



                       TABLE OF CONTENTS

                                                            Page
                     Prospectus Supplement
The Company..................................................S-2
Recent Developments..........................................S-2
Use of Proceeds..............................................S-4
Federal Income Tax Consequences..............................S-4
Underwriting.................................................S-5
Legal Matters................................................S-6
Experts......................................................S-6
Incorporation of Certain Information by Reference............S-6
Forward-Looking Statements...................................S-7

                           Prospectus
Available Information.........................................ii
Incorporation of Certain Documents by
  Reference...................................................ii
The Company....................................................1
Use of Proceeds................................................1
Ratio of Earnings to Fixed Charges.............................1
Description of Debt Securities.................................2
Description of Shares.........................................12
Description of Preferred Shares...............................13
Description of Depositary Shares..............................18
Description of Warrants.......................................22
Limitation of Liability; Shareholder Liability................22
Redemption; Trustees; Business Combinations
  and Control Share Acquisitions..............................23
Plan of Distribution..........................................28
Legal Matters.................................................29
Experts.......................................................29

                           288,288 Shares

                    Hospitality Properties Trust

                          Common Shares of
                        Beneficial Interest



                    ___________________________

                       PROSPECTUS SUPPLEMENT
                    ___________________________




                       Legg Mason Wood Walker
                            Incorporated



                         February 24, 1998